Exhibit 13.1

CSSE Overview

Launched in January 2015, Chicken Soup for the Soul Entertainment has an exclusive, perpetual and worldwide license to create and distribute video content under the Chicken Soup for the Soul® brand.

The company has filed an offering statement for a Reg. A+ IPO and expects its offering statement to be qualified by end of month.

Chicken Soup for the Soul is a growing producer and distributor of high-quality video programming to existing and emerging platforms (OTT play). Original productions include Project Dad (currently running) and Hidden Heroes (currently running). The company has an exclusive distribution agreement with A Plus, a digital media company founded by Ashton Kutcher and majority owned by a Chicken Soup affiliate. Multiple new series are planned for 2017.

The business is currently profitable and follows a highly scalable, variable cost business model with opportunities for growth. Financials (2016 vs. 2015): Revenue: $8.7M vs. $1.5M. Adjusted EBITDA: $3.7M vs. $124K.

Experienced management team and board:

•	William Rouhana, executive chairman and CEO – founder and CEO of Winstar Communications; CEO, Chicken Soup for the Soul
•	Fred Cohen, Board Member - Chairman of the International Academy of Television Arts & Sciences (Emmys)
•	Peter Dekom, Board Member – Member of the Academy of Television Arts & Sciences
•	Christina Weiss Lurie, Board Member – Co-founder, Tango Pictures; Owner, Philadelphia Eagles
•	Diana Wilkin, Board Member – former President of CBS Affiliate Relations

Anticipated exchange: Nasdaq Global Market Proposed ticker: CSSE.

The size of the offering is up to $30M, with $26.9 million offered by the company, and $3.1M offered by non-management, non-affiliate selling shareholders, at $12/share. Following the IPO, Chicken Soup for the Soul will remain majority shareholder of Chicken Soup for the Soul Entertainment post-offering, with a 70% stake.

This not an offer to buy any securities. No money or other consideration is being solicited, and if sent in response to this email, will not be accepted. No offer to buy any securities can be accepted and no part of any purchase price can be received until an offering statement for the offering is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No indication of interest involves or would be deemed to involve any obligation or commitment of any kind. Any offering shall only be made through a qualified offering statement. The current preliminary offering statement can be obtained at https://www.sec.gov/Archives/edgar/data/1679063/000114420417030598/0001144204-17-030598-index.htm. The current preliminary offering statement is subject to completion and modification prior to qualification.